

07008813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 28 2007
WASH. D.C.
182

SEC FILE NUMBER
8-38103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2006 (MM/DD/YY) AND ENDING October 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilliard Farber & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard J. Cotter — 212-363-6878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilliard Farber & Co. Inc., as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MARC RABINOWITZ
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01RA6011892
QUALIFIED IN KINGS COUNTY
My Commission Expires August 17, 2010

Signature

E.V.P. & Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILLIARD FARBER & CO., INC.
BROKERS IN U. S. GOVERNMENT SECURITIES
45 BROADWAY
NEW YORK, NEW YORK 10006
(212) 797-1980

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2007

Hilliard Farber & Co., Inc. and Subsidiaries
Consolidated Statement of Financial Condition
October 31, 2007

Assets		
Cash and cash equivalents	$	41,244,500
Deposits with clearing organizations		5,305,423
Receivable from brokers and dealers and clearing organizations		4,110,268
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $4,436,711)		405,771
Membership in clearing organization, at cost		32,111
Deferred tax asset		77,228
Other assets		1,033,776
Total assets	**$**	**52,209,077**
Liabilities and Stockholders' Equity		
Liabilities		
Payable to brokers and dealers and clearing organizations	$	1,766,579
Accrued expenses, taxes and other payables		9,642,087
		11,408,666
Commitments		
Stockholders' equity		
Common stock		
Class A $.01 par value 150,000 shares authorized 99,950 shares issued		1,000
Class B (nonvoting) $.01 par value 50,000 shares authorized 5,000 shares issued		50
Additional paid-in-capital		5,303,611
Retained earnings		60,834,752
		66,139,413
Less: notes receivable for Class B shares		(712,152)
		65,427,261
Common stock in treasury, at cost (36,022 shares)		(24,626,850)
		40,800,411
Total liabilities and stockholders' equity	**$**	**52,209,077**

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Operations

Hilliard Farber & Co., Inc. (the "Parent") is a broker dealer currently operating as a broker's broker in the purchase and sale of United States government mortgage-backed securities and United States Treasury bills, notes and bonds.

The Parent is the sole member of Hillfar LLC ("Hillfar"), a limited liability company, formed pursuant to New York Limited Liability Company Law in January 2002.

Hilliard Farber Securities Corp. ("HFSC") is wholly owned by the Parent and is a brokers' broker dealing in the purchase and sale of collateralized mortgage obligations and asset-backed securities.

The Parent and HFSC are registered members of the Financial Industry Regulatory Authority ("FINRA") and are subject to the Securities Exchange Act of 1934 ("SEC").

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Parent and its Subsidiaries (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements and Depreciation and Amortization
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

Stock Options
The Company has adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R), "Accounting for Stock-Based Compensation." SFAS 123R became effective for the Company's fiscal year beginning November 1, 2006. (See Note 12.)

3. Cash and Cash Equivalents

As of October 31, 2007, cash and cash equivalents consist of the following:

Cash	$ 1,714,861
Federal Funds, overnight loans	14,588,000
United States Treasury Bills	24,941,639
	$ 41,244,500

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

4. Deposits With Clearing Organizations

Deposits with clearing organizations include cash of $809,923 and Federal Home Loan Bank discount notes with a face value of $4,500,000 maturing November 2007.

5. Receivable from and Payable to Brokers and Dealers and Clearing Organizations:

Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company's normal securities transactions are generally collateralized by those securities.

6. Notes Receivable for Class B Common Stock

During the year ended October 31, 2005, the Company issued 5,000 shares of Class B common stock to certain employees pursuant to a limited recourse promissory notes and pledge and security agreements. The notes totaled $3,000,000 and are due on October 31, 2010. Interest accrues at the lowest allowable Applicable Federal Rate in effect at the time of the note issuance. The note allows for prepayments of principal and accrued interest. During the year ended October 31, 2007, $627,831 of principal was repaid.

7. Leases

The Company is obligated under a non-cancelable operating lease for office space in New York, New York. The lease expires April 30, 2011 and contains a provision for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating sublease for office space in Berkeley Heights, New Jersey. The sublease expired May 31, 2004 and the office was then leased through the landlord from June 1, 2004 through December 31, 2007. The lease was extended until May 31, 2013. The lease contains a provision for escalation based on increases in certain costs incurred by the landlord.

A schedule of future minimum annual rental payments due is as follows:

Year Ending October 31,	Amount
2008	$ 524,346
2009	617,210
2010	633,051
2011	422,726
2012	204,825
Thereafter	121,351
	$ 2,523,509

8. Income Taxes

The Parent and its Subsidiaries file a consolidated federal income tax return and combined state and local returns. The Parent makes all income tax payments directly to taxing authorities and charges each Subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Company's results of operations.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred income taxes have been provided to account for temporary differences arising primarily from amortization and depreciation, which are treated differently for financial statement and income tax reporting purposes.

9. Dividends

Cash dividends of $6.00 per common share for a total of $413,565 were declared on October 31, 2007 for the stockholders of record at the close of business on November 5, 2007. These dividends were paid in November 2007.

In December 2006, $473,892 was paid on dividends declared as of and for the year ended October 31, 2006.

10. Profit-Sharing Plan

The Company sponsors a defined contribution profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Contributions to the plan are determined at year end by the Board of Directors. Employees qualify for benefits upon reaching the age of 60. Vesting begins at 20% after one year of service and increases 20% annually to 100% after the fifth year.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account.

11. Employee Stock Ownership Plan

Effective November 1, 1997, the Company adopted an Employee Stock Ownership Plan (ESOP). Employees are eligible to participate in the ESOP after one year of service and the attainment of twenty-one years of age. The ESOP provides, at the discretion of its Board of Directors, for the Company to make annual contributions up to the maximum amount permitted under the Internal Revenue Code. There were 14,969 shares allocated to the ESOP as of October 31, 2007.

12. Non-Qualified Stock Option Award

The directors of the Company have approved non-qualified stock option awards which provide for the issuance of options to purchase shares of the Company's common stock.

Effective January 1, 2006, the Company implemented the provisions of Revised Statement of Financial Accounting Standards No. 123, Share-Based Payments ("SFAS 123R"). SFAS 123R eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25 and requires recognition of compensation expense for stock-based payments using the fair-value-based method. The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model.

All employees are eligible for the non-qualified stock option awards. A total of 8,498 shares of common stock have been reserved for and issued under the plan. The exercise price for options to purchase Class A shares is based upon the last available annual valuation. The exercise price of any options to purchase Class B shares is discounted approximately 5% from the Class A share price. This discount ratio is also derived from the valuation reports provided by the Company's actuary. All options expire within 10 years from the date the option is granted.

In 2007, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used to compute the fair value of stock options grants:

Risk free interest rate	5.07%
Expected dividend yield	1.53% to 1.60%
Expected life of the option in years	5
Expected volatility	146%

The weighted average grant fair value of options granted in 2007 is $638.01. A summary of stock option activity for the year ended October 31, 2007 and 2006 is summarized as follows:

	Number of Options	Weighted Average Exercisable Price
Options Outstanding at October 31, 2005	5,200	$667
Granted	2,190	$749
Exercised	-	-
Cancelled	-	-
Options Outstanding at October 31, 2006	7,390	$691
Granted	1,108	$762
Exercised	-	-
Cancelled	-	-
Options Outstanding at October 31, 2007	**8,498**	**$700**
Options exercisable at October 31, 2007	**8,498**	**$700**

The following table summarizes information about stock options outstanding and exercisable at October 31, 2007:

Options Outstanding			Options Exercisable		
Weighted Average			Weighted Average		
Shares Outstanding	Remaining Contractual Life in Years	Exercise Price	Shares Outstanding	Remaining Contractual Life in Years	Exercise Price
8,498	7.96	$700	8,498	7.96	$700

13. Net Capital Requirements

The Parent and HFSC are subject to the net capital requirements of rule 15c3-1 of the securities and Exchange commission wherein a broker-dealer is to have at all times sufficient assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

The Parent's net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows as of October 31, 2007:

Net capital, as defined	$ 27,534,830
Minimum net capital required	667,999
Net capital in excess of minimum requirement	$ 26,866,831
Excess net capital at 1000 percent	$ 26,532,830
Total aggregate indebtedness	$ 10,019,993
Ratio of aggregate indebtedness to net capital	.36 to 1

HFSC net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows:

Net capital, as defined	$ 11,148,985
Minimum net capital required	100,000
Net capital in excess of minimum requirement	$ 11,048,985
Excess net capital at 1000 percent	$ 11,010,117
Total aggregate indebtedness	$ 1,388,673
Ratio of aggregate indebtedness to net capital	.12 to 1

14. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

See Note 3 regarding cash in banks in excess of FDIC insured limits.

15. Estimated Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the consolidated statement of financial condition. As a broker-dealer, securities owned are already recorded at market value. The recorded value of all other financial assets and liabilities (consisting primarily of cash and cash equivalents, deposits with clearing organizations, receivables from and payable to brokers, dealers, and clearing organizations, accrued salaries, accrued expenses, accrued income taxes and notes payable) is considered to approximate the fair value, due to the short term nature of the financial instruments and revaluation policies followed by the Company.

The Company's Consolidated Statement of Financial Condition as of October 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

Independent Auditors' Report

To the Board of Directors
Hilliard Farber & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Hilliard Farber & Co., Inc. and Subsidiaries (the "Company") as of October 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Hilliard Farber & Co., Inc. and Subsidiaries as of October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
New York, N.Y.
December 18, 2007

END